UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25                  SEC FILE NUMBER
                                                                 000-26331

                           NOTIFICATION OF LATE FILING


(CHECK ONE):[X]Form 10-KSB [ ]Form 20-F []Form 11-K [ ]Form 10 Q  [ ]Form N-SAR


         For Period Ended: ______ May 31, 2002_________________________

         [ ]      Transition Report on Form 10-K
         [ ]      Transition Report on Form 20-F
         [ ]      Transition Report on Form 11-K
         [ ]      Transition Report on Form 10-Q
         [ ]      Transition Report on Form N-SAR

         For the Transition Period Ended:_____________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION

PalWeb Corporation
--------------------------------------------------------------------------------
Full name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

1607 West Commerce Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75208
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the Fifteenth calendar day
       [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of compiling information for the fiscal year ended May 31, 2002, all of which has not yet been incorporated into the Registrant's Form 10-KSB and circulating the report to the directors who live in multiple cities for review. The Registrant's limited personnel and resources have impaired the Registrant's ability to prepare and to timely file its Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Arlin Plender          (405)          360-5047
         ----------------------------------------------------------------
         (Name)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                      [X]  Yes       [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X]  Yes       [ ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The consolidated net loss for 2002 will be approximately $975,000 greater than the consolidated net loss for 2001. The loss per share for 2002 will be approximately $0.57 per share versus a loss per share for 2001 of approximately $0.37 per share. The change is due primarily to a non-recurring gain of $1,541,783 in 2001 resulting from settlement of certain contracts in addition to certain net increases in expenses that will be reflected in the Registrant's financials, offset by a change in the loss from discontinued financial operations which resulted in a loss of $197,012 for 2002 versus a loss of $1,294,655 for 2001.


PalWeb Corporation
__________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     August 29, 2002                     By     /s/ Paul A. Kruger
         ---------------                        -------------------------------
                                                    President

                                      2